SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Seaspan Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

April 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,139,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,139,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,139,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.8%

14	Type of Reporting Person IN

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE ONE ONE ZERO NINE HOLDCO LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,139,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,139,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,139,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.8%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FFHL GROUP LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX (BARBADOS) INTERNATIONAL CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) WENTWORTH INSURANCE COMPANY LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 26, 2018 by V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (US) Inc., Zenith National Insurance Corp., Zenith Insurance Company, Odyssey US Holdings Inc., Odyssey Re Holdings Corp., Odyssey Reinsurance Company, Crum & Forster Holdings Corp., United States Fire Insurance Company, RiverStone Holdings Limited, RiverStone Insurance Limited, Northbridge Financial Corporation, Northbridge General Insurance Corporation, 1102952 B.C. Unlimited Liability Company, Fairfax Financial Holdings (Switzerland) GmbH, Allied World Assurance Company Holdings, GmbH, Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd (the “Original Schedule 13D”, and, together with this Amendment No. 1, the “Schedule 13D”).

This Amendment No. 1 is filed in connection with  Fairfax Financial Holdings Limited consolidating its holdings of warrants exerciseable for Class A Common Shares of Seaspan Corporation in Wentworth Insurance Company Ltd.

The following amendments to Items 2, 5 and 7 of the Original Schedule 13D are hereby made:

Item 2.                                               Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.              V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

2.              The One One Zero Nine Holdco Limited (“Holdco”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of Holdco is as an investment holding company. The principal business address and principal office address of Holdco is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

3.              The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L2;

4.              Fairfax Financial Holdings Limited (“Fairfax” and, together with its subsidiaries, the “Fairfax Group of Companies”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a holding company. The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

5.              FFHL Group Ltd. (“FFHL”), a corporation incorporated under the laws of Canada, is a holding company. The principal business address and principal office address of FFHL is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.              Fairfax (Barbados) International Corp. (“Fairfax Barbados”), a corporation incorporated under the laws of Barbados, is an investment holding company. The principal business address and principal office of Fairfax Barbados is #12 Pine Commercial, The Pine, St. Michael, BB11103, Barbados; and

7.              Wentworth Insurance Company Ltd. (“Wentworth”), a corporation incorporated under the laws of Barbados, is a reinsurance company. The principal business address and principal office of Wentworth is #12 Pine Commercial, The Pine, St. Michael, BB11103, Barbados.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, Holdco, Sixty Two, Fairfax, FFHL, Fairfax Barbados or Wentworth that it is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E and F, as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 5.                                               Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)         “Based on the most recent information available, the aggregate number and percentage of Common Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)         Except as described below, the numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E and F, beneficially owns, or has acquired or disposed of, any Common Shares during the last 60 days.

(d)         No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.”

Item 7.                                               Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof:

“Ex. 1.1:                                      Members of filing group

Ex. 2.1:                                            Joint filing agreement dated as of April 12, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (Barbados) International Corp. and Wentworth Insurance Company Ltd.”

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	The One One Zero Nine Holdco Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	FFHL Group Ltd.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	Fairfax (Barbados) International Corp.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	Wentworth Insurance Company Ltd.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

Annex Index

Annex	Description

A	Directors and Executive Officers of The One One Zero Nine Holdco Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of Fairfax Financial Holdings Limited

D	Directors and Executive Officers of FFHL Group Ltd.

E	Directors and Executive Officers of Fairfax (Barbados) International Corp.

F	Directors and Executive Officers of Wentworth Insurance Company Ltd.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

THE ONE ONE ZERO NINE HOLDCO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The One One Zero Nine Holdco Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada
Eric P. Salsberg (Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada
Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Anthony F. Griffiths (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada
Robert J. Gunn (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada
Alan D. Horn (Director)	President and Chief Executive Officer, Rogers Telecommunications Limited 333 Bloor Street East Toronto, Ontario, M4W 1G9	Canada
Karen L. Jurjevich (Director)	Principal, Branksome Hall and CEO and Principal, Branksome Hall Global 10 Elm Avenue Toronto, Ontario M4W 1N4	Canada
John R. V. Palmer (Director)	Chairman, Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Timothy R. Price (Director)	Chairman of Brookfield Funds, Brookfield Asset Management Inc. c/o Edper Financial Group 51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Canada
Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States
Lauren C. Templeton (Director)	Founder and President, Templeton and Phillips Capital Management, LLC 810 Scenic Highway Lookout Mountain, TN, USA 37350	United States
Benjamin P. Watsa (Director)	Founder and President, Marval Capital Ltd. 77 King Street West, Suite 4545 Toronto, Ontario M5K 1K2	Canada
John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Paul Rivett (President)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Ronald Schokking (Vice President and Treasurer)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FFHL GROUP LTD.

The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Chief Executive Officer and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Eric P. Salsberg (Vice President and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Bradley P. Martin (Vice President and Secretary)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada
Ronald Schokking (Vice President and Director)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX (BARBADOS) INTERNATIONAL CORP.

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (Barbados) International Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lisl Lewis (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados
Alistair Dent (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	British
Ronald Schokking (Chairman)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada
Jean Cloutier (Director)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada
William Peter Douglas (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Simon P.G. Lee (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	British
Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	United States
Paula Alleyne (Senior Manager, Treasury & Financial Reporting)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados
Niall Tully (Vice President and Chief Financial Officer)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland
Paul Mulvin (Vice President)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

WENTWORTH INSURANCE COMPANY LTD.

The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lisl Lewis (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados
Alistair Dent (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	British
Ronald Schokking (Chairman)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada
Jean Cloutier (Director)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

William Peter Douglas (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados
Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	United States
Paula Alleyne (Senior Manager, Treasury & Financial Reporting)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados
Sammy S.Y. Chan (Vice President)	Fairfax Asia Limited 41/F Hopewell Centre 183 Queen’s Road East Room 411, Wanchai Hong Kong	Canada
Niall Tully (Vice President and Chief Financial Officer)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland
Paul Mulvin (Vice President)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland

Exhibit Index

Exhibit No.	Description

Ex. 1.1:	Members of filing group

Ex. 2.1:

Joint filing agreement dated as of April 12, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (Barbados) International Corp. and Wentworth Insurance Company Ltd.

Ex. 3:	Power of attorney, dated February 9, 2017